ROYCE MICRO-CAP TRUST, INC.

At the 2016 Annual Meeting of Stockholders held on September 19, 2016, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld

Patricia W. Chadwick	31,664,949	618,088
Arthur S. Mehlman	31,852,719	430,318
Michael K. Shields	31,716,628	566,409